UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

Investment Company Act file number:

811-04041

Date examination completed:

December 17, 2010

State Identification number:

CT

Exact name of investment company as

specified in registration statement:

GE INVESTMENTS FUNDS, INC.

Address of principal executive office

(number, street, city, state, zip code):

3001 SUMMER STREET, STAMFORD, CONNECTICUT 06905

Registrant’s telephone number, including area code: 800-225-2529

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the GE Investments Funds, Inc.:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the S&P 500 Index Fund (the Fund), a series of GE Investments Funds, Inc., complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of March 31, 2010. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (US) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2010, and with respect to agreement of security purchases and sales, for the period from December 31, 2009 (the date of our last examination), through March 31, 2010:

•

Inspection of the State Street Corporation Investor Services – Global Fund Accounting and Custody Type II SAS 70 report as of and for the six-month period ended March 31, 2010, completed by State Street’s Independent Auditors who issued an unqualified opinion.

•	Confirmation with State Street Bank & Trust (the Custodian) that no exceptions exist between the securities held in book entry form by the Depository Trust Company and the Custodian.

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

•	Reconciliation of all such securities to the books and records of the Fund and the Custodian

•	Agreement of ten (5) security purchases and ten (5) security sales or maturities since our last report from the books and records of the Fund to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2010, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the GE Investments Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Boston, Massachusetts

December 17, 2010

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of one of the portfolios of GE Investments Funds, Inc., the S&P 500 Index Fund (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2 , “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2010 and from December 31, 2009 (the date of the last examination) through March 31, 2010.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2010, and from December 31, 2009 (the date of the last examination), through March 31, 2010, with respect to securities reflected in the investment accounts of the Fund.

GE Investments Funds, Inc.

By:

/s/ Michael J. Cosgrove
Michael J. Cosgrove, Chairman

By:

/s/ Eunice Tsang
Eunice Tsang, Treasurer